Exhibit 99.15

enCore Energy Corp. Retains Red Cloud as Capital Markets Advisor

TSX.V: EU

OTCQB: ENCUF

www.encoreenergycorp.com

VANCOUVER, BC, March 30, 2021 /CNW/ - enCore Energy Corp. (TSXV: EU) (OTCQB: ENCUF) (the “Company”) is pleased to announce that it has appointed Red Cloud Securities Inc. and Red Cloud Financial Services Inc. (together “Red Cloud”) to provide the Company with a range of capital markets advisory services. Red Cloud is a Toronto-based financial services company that provides assistance to mineral exploration and mining companies in accessing capital markets and enhancing their corporate profile.

Under the engagement, Red Cloud will be paid a fee of $10,000 per month for the services it will render and for an initial six-month period, and the arrangement can automatically renew month-to- month thereafter at the option of the Company. More specifically, Red Cloud will provide services such as organizing and administering “roadshows”, drafting traditional marketing materials, managing the Company’s social media and providing traditional media support and assistance in the creating of video content for exclusive use on “Red Cloud TV” and other services as required by the Company.

In certain circumstances, additional services may be provided to the Company by Red Cloud and additional contingent consideration for such services may be applicable. The engagement of Red Cloud is subject to TSX Venture Exchange approval.

The Company has, subject to regulatory approval, granted Red Cloud Financial Services Inc. stock options to purchase 70,000 common shares of the Company at an exercise price of $1.24 per share and a three- year expiry term.

About Red Cloud

Red Cloud Securities Inc. is registered as an Investment Dealer in Ontario, Quebec. Alberta and British Columbia and is a member of the Investment Industry Organization of Canada (IIROC). Part of Red Cloud’s business is to connect mineral exploration and mining companies with suitable investors. For additional information about Red Cloud go to: www.redcloudfs.com

About enCore Energy Corp.

enCore Energy Corp. is a U.S. domestic uranium developer focused on becoming a leading in-situ recovery (ISR) uranium producer. The Company is led by a team of industry experts with extensive knowledge and experience in the development and operations of in situ recovery uranium operations. enCore Energy’s opportunities are created from the Company’s transformational acquisition of its two South Texas production facilities, the changing global uranium supply/demand outlook and opportunities for industry consolidation. These short-term opportunities are augmented by our strong long-term commitment to working with local indigenous communities in New Mexico where the company holds significant uranium resources.

SOURCE enCore Energy Corp.

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For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreenergycorp.com, www.encoreenergycorp.com

CO: enCore Energy Corp.

CNW 08:30e 30-MAR-21